Filed Pursuant to Rule 433 Registration Statement File No. 333-147658
Rockwell Automation, Inc. Pricing Term Sheet November 28, 2007 5.65% Notes due 2017 6.25% Debentures due 2037

Issuer:	Rockwell Automation, Inc.
Trade Date:	November 28, 2007
Settlement Date:	(T+3); December 3, 2007
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2008
Ratings:	A2 Stable / A Stable / A Stable
Underwriters:	Joint Book-Running Managers:	Banc of America Securities LLC Goldman, Sachs & Co. UBS Securities LLC
	Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.
	Junior Co-Managers:	Barclays Capital Inc. Wells Fargo & Co.
	Notes	Debentures
Size:	$250,000,000	$250,000,000
Maturity:	December 1, 2017	December 1, 2037
Coupon:	5.65% per annum, accruing from December 3, 2007	6.25% per annum, accruing from December 3, 2007
Price to Public:	99.849% of face amount, plus accrued interest, if any, from December 3, 2007	99.384% of face amount, plus accrued interest, if any, from December 3, 2007
Yield to maturity:	5.67%	6.296%
Spread to Benchmark Treasury:	+165 bps	+190 bps
Benchmark Treasury:	4.25% due November 15, 2017	4.75% due February 15, 2037
Benchmark Treasury Price and Yield:	101-28 / 4.02%	105-25 / 4.396%
Redemption Make-Whole Call:	At any time at a discount rate of Treasury plus 25 basis points	At any time at a discount rate of Treasury plus 30 basis points
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC, toll free, at 1-800-294-1322, Goldman, Sachs & Co., toll free, at 1-866-471-2526, or UBS Securities LLC, collect, at 1-888-722-9555 (ext 3371088).

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Rockwell Automation, Inc. on November 28, 2007 relating to their Prospectus dated November 28, 2007.

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